UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Mynd.ai, Inc.

(Name of Issuer)

Ordinary Shares, Par Value US$0.001 Per Share

(Title of Class of Securities)

628988 107(1)

(CUSIP Number)

Allyson Krause
General Counsel
Mynd.ai, Inc.
720 Olive Way
Suite 1500
Seattle, WA 98101
Telephone: (888) 652-2848
With a copy to:
Shuang Zhao, Esq.
Cleary Gottlieb Steen & Hamilton LLP
c/o 37th Floor, Hysan Place
500 Hennessy Road
Causeway Bay, Hong Kong

Telephone: +852 2532 3783

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”), which are quoted on the NYSE American under the symbol “MYND.” Each ADS represents 10 Ordinary Shares.

CUSIP No: 628988 107

1.	Name of reporting person NetDragon Websoft Holdings Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) SC; OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
	Number of shares beneficially owned by each reporting person with	7.	Sole voting power 338,340,623[1]
		8.	Shared voting power 0
		9.	Sole dispositive power 0
		10.	Shared dispositive power 338,340,623[1]
11.	Aggregate amount beneficially owned by each reporting person 338,340,623
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 74.4%[2]
14.	Type of reporting person (see instructions) CO

1.	These securities include 338,340,623 Ordinary Shares directly held by NetDragon WebSoft, Inc. (“ND BVI”), which are in turn beneficially owned by NetDragon Websoft Holdings Limited (“NetDragon”). ND BVI is a wholly-owned subsidiary of NetDragon and as such NetDragon has the power to vote and dispose of the Ordinary Shares held by ND BVI. Therefore, NetDragon is the beneficial owner of all Ordinary Shares held by ND BVI.

2.	Based on 454,850,366 Ordinary Shares outstanding as of December 13, 2023, excluding treasury Ordinary Shares.

CUSIP No: 628988 107

1.	Name of reporting person NetDragon WebSoft, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) SC; OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
	Number of shares beneficially owned by each reporting person with	7.	Sole voting power 338,340,623[1]
		8.	Shared voting power 0
		9.	Sole dispositive power 338,340,623[1]
		10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 338,340,623
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 74.4%[2]
14.	Type of reporting person (see instructions) CO

1.	These securities include 329,812,179 Ordinary Shares directly acquired by ND BVI in connection with the Merger (as defined below) and 8,528,444 Ordinary Shares directly acquired by ND BVI in connection with the Secondary Sale (as defined below).

2.	Based on 454,850,366 Ordinary Shares outstanding as of December 13, 2023, excluding treasury Ordinary Shares.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Ordinary Shares, par value US$0.001 per share, of Mynd.ai, Inc. (the “Issuer”). The principal executive office of the Issuer is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Island KY1-1104.

The ADSs of the Issuer are listed on the NYSE American under the symbol “MYND.” Each ADS represents 10 Ordinary Shares.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed jointly by (i) NetDragon, and (ii) ND BVI (each, a “Reporting Person” and collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Exchange Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.1.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person except as otherwise provided in Rule 13d-1(k).

(b) Residence or Business Address:

For NetDragon:

Units 2001-05 & 11, 20/F. Harbour Centre

25 Harbour Road, Wan Chai

Hong Kong

For ND BVI:

Units 2001-05 & 11, 20/F. Harbour Centre

25 Harbour Road, Wan Chai

Hong Kong

(c) NetDragon is incorporated in the Cayman Islands as an exempted company with limited liability. NetDragon is listed on the Main Board of the Stock Exchange (HKEX: 0777). ND BVI is incorporated in the British Virgin Islands as an exempted company with limited liability and is a wholly-owned subsidiary of NetDragon. The principal business of NetDragon is gaming and education and the principal business of ND BVI is investment holding.

(d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization of NetDragon and ND BVI is the Cayman Islands and the British Virgin Islands, respectively.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 18, 2023, Gravitas Education Holdings, Inc. (“GEHI”), a Cayman Islands exempted company, Bright Sunlight Limited, a Cayman Islands exempted company and a direct, wholly-owned subsidiary of GEHI (the “Merger Sub”), Best Assistant Education Online Limited, a Cayman Islands exempted company (“Best Assistant”) and a controlled subsidiary of NetDragon, and NetDragon entered into an agreement and plan of merger (as amended, the “Merger Agreement”), which contemplates that Best Assistant will transfer the education business of NetDragon outside of the PRC to Elmtree Inc., a Cayman Islands exempted company limited by shares wholly-owned by Best Assistant (“eLMTree”), and Merger Sub will merge with and into eLMTree with eLMTree continuing as the surviving company and becoming a wholly-owned subsidiary of GEHI (the “Merger”). A copy of the Merger Agreement was attached as Annex A to the proxy statement furnished as Exhibit 99.2 to the Issuer’s current report on Form 6-K furnished to the SEC on July 31, 2023 and is incorporated herein by reference.

Concurrent with the execution of the Merger Agreement, ND BVI entered into a share purchase agreement (as amended, the “Secondary SPA”) with Joy Year Limited, Bloom Star Limited, Ascendent Rainbow (Cayman) Limited (and its affiliates, “ACP”), Trump Creation Limited and China Growth Capital Limited (collectively, the “Secondary Sellers”). Pursuant to the Secondary SPA, ND BVI will acquire 8,528,444 Class A ordinary shares of GEHI from the Secondary Sellers immediately prior to the closing of the Merger at an aggregate consideration of US$15 million (the “Secondary Sale”).

The Secondary Sale and the Merger were consummated on December 12, 2023 and December 13, 2023, respectively. In connection with the Merger, GEHI has changed its corporate name to “Mynd.ai, Inc.” As a result of the Merger, 329,812,179 Ordinary Shares were issued to ND BVI, and as a result of the Secondary Sale, 8,528,444 Class A ordinary shares of GEHI were acquired by ND BVI which, pursuant to the sixth amended and restated memorandum of GEHI adopted immediately prior to the effective time of the Merger, were reclassified as 8,528,444 Ordinary Shares.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth in Item 3 and Item 6 is hereby incorporated by reference in its entirety.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any present intention to acquire additional securities of the Issuer. They intend to review their respective investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, as amended. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change its intention with respect to any or all of such matters. In reaching any decision as to their respective course of action (as well as to the specific elements thereof), each Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person; changes in law and government regulations; general economic conditions; and liquidity and stock market conditions, including the market price of the securities of the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) Each of the Reporting Persons’ current ownership in the securities of the Issuer is set forth on the cover page to this Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on 454,850,366 Ordinary Shares outstanding as of December 13, 2023, excluding treasury Ordinary Shares. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons.

(b) The following table sets forth the beneficial ownership of the class of securities reported on for each of the Reporting Persons.

			Sole Power			Shared Power
		Percentage	to	Shared Power	Sole Power to	to
	Number of Shares	of	Vote/Direct	to Vote/Direct	Dispose/Direct	Dispose/Direct
Reporting Person	Beneficially Owned	Securities	Vote	Vote	Disposition	Disposition
NetDragon	338,340,623	74.4%	338,340,623	0	338,340,623	0
ND BVI	338,340,623	74.4%	338,340,623	0	338,340,623	0

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons have effected any transaction in the ordinary shares of the Issuer (including Class A Ordinary Shares or Ordinary Shares, as applicable, represented by ADSs) during the past 60 days.

(d) Except as disclosed in this Schedule 13D, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Class A Ordinary Shares or Ordinary Shares, as applicable, other than the Reporting Persons.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

99.1	Joint Filing Agreement dated December 22, 2023 by and between the Reporting Persons
99.2	Agreement and Plan of Merger, dated as of April 18, 2023, by and among Gravitas Education Holdings, Inc., Bright Sunlight Limited, Best Assistant Education Online Limited, and solely for purposes of certain named sections thereof, NetDragon Websoft Holdings Limited (incorporated by reference to Annex A to the proxy statement furnished as Exhibit 99.2 to current report on Form 6-K furnished by the Issuer to the SEC on July 31, 2023)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2023

NetDragon Websoft Holdings Limited

By:	/s/ Liu Dejian
Name:	Liu Dejian
Title:	Executive Director

NetDragon WebSoft, Inc.

By:	/s/ Liu Dejian
Name:	Liu Dejian
Title:	Director